UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO

FIXED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CLIPPER REALTY INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

18885T306
(CUSIP Number)

Todd E. Lenson Jordan M. Rosenbaum Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18885T306	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS

Sam Levinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7	SOLE VOTING POWER

NUMBER OF		267,384(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,830,262(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		267,384 (1)
WITH	10	SHARED DISPOSITIVE POWER

		8,830,262(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,097,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.0%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

1

Includes 166,043 vested long term incentive plan units (“LTIP Units”), a class of units of Clipper Realty L.P. (the “Operating Partnership”), a direct subsidiary of Clipper Realty Inc. (the “Issuer”) and 9,407 LTIP Units that are scheduled to vest on June 30, 2020. The LTIP Units are convertible by the Reporting Person, upon vesting, into an equivalent number of units of limited partnership interests (“OP Units”) of the Operating Partnership. Each OP Unit is redeemable at the request of the holder for cash in an amount equal to the price of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock. Also includes 34,500 shares of Common Stock beneficially owned by the Reporting Person through the Samuel D. Levinson Profit Sharing Plan.

2

Represents 1,253,016 shares of Common Stock and 4,464,692 Class B LLC Units owned by Trapeze Inc. (“Trapeze”), a Delaware corporation, 136,782 shares of Common Stock and 1,362,039 Class B LLC Units owned by Trapeze D Holdings LLC (“Trapeze D”), a Delaware limited lability company, 128,185 shares of Common Stock and 1,469,548 Class B LLC Units held by ECL Holdings LLC (“ECL”), a Delaware limited liability company, and 16,000 shares of Common Stock beneficially owned by the Reporting Person’s spouse through the R. Michelle Levinson Profit Sharing Plan.

Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of special voting stock of the Issuer (the “Special Voting Stock”) for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

3

This calculation is based on (i) 17,814,672 shares of Common Stock of the Issuer outstanding as of May 11, 2020, as reported in the Quarterly Report on Form 10-Q, filed by the Issuer on May 11, 2020 (the “Form 10-Q”), plus (ii) the number of LTIP Units that are vested or scheduled to vest within 60 days of the date of this Schedule 13D and Class B LLC Units beneficially owned by the Reporting Person referred to above.

CUSIP No. 18885T306	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS

Trapeze Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,717,708(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

		5,717,708(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,717,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

1

Represents 1,253,016 shares of Common Stock and 4,464,692 Class B LLC Units owned by Trapeze.

Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

2

This calculation is based on 17,814,672 shares of Common Stock of the Issuer outstanding as of May 11, 2020, as reported in the Form 10-Q, plus the number of Class B LLC Units beneficially owned by the Reporting Person referred to above.

CUSIP No. 18885T306	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS

Trapeze D Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,498,821(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

		1,498,821(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,498,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO (limited liability company)

1	Represents 136,782 shares of Common Stock and 1,362,039 Class B LLC Units owned by Trapeze D.

Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

2

This calculation is based on 17,814,672 shares of Common Stock of the Issuer outstanding as of May 11, 2020, as reported in the Form 10-Q, plus the number of Class B LLC Units beneficially owned by the Reporting Person referred to above.

CUSIP No. 18885T306	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS

ECL Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,597,733(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

		1,597,733(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,597,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO (limited liability company)

1	Represents 128,185 shares of Common Stock and 1,469,548 Class B LLC Units held by ECL.

Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

2

This calculation is based on 17,814,672 shares of Common Stock of the Issuer outstanding as of May 11, 2020, as reported in the Form 10-Q, plus the number of Class B LLC Units beneficially owned by the Reporting Person referred to above.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by replacing it in its entirety with the following:

In formation transactions effected in connection with the Issuer’s private offering of Common Stock in August 2015 (the “Formation Transactions”), Trapeze, Trapeze D and ECL had their interests in the predecessor entities of the Issuer converted into Class B LLC Units in the following amounts: 4,464,692 Class B LLC Units to Trapeze; 1,362,039 Class B LLC Units to Trapeze D; and 1,469,548 Class B LLC Units to ECL. The Reporting Persons were issued an equal number of shares of Special Voting Stock of the Issuer for each Class B LLC Unit held. In addition, Trapeze was issued 755,939 shares of Common Stock for its interests in one of the predecessor entities of the issuer.

Each of Trapeze, Trapeze D and ECL also purchased shares of Common Stock in the private offering at $13.50 per share in the following amounts: Trapeze purchased 235,659 shares of common stock, Trapeze D purchased 61,482 shares of Common Stock, and ECL purchased 66,335 shares of Common Stock. The source of funds for these purchases was working capital.

In connection with the Formation Transactions, Mr. Levinson was granted 100,000 LTIP Units with an initial value of $1,350,000, all of which have vested.

In March 2016, Mr. Levinson was granted 4,630 LTIP Units with an initial value of $62,500 as compensation for 2015 and 11,112 LTIP Units with an initial value of $150,000 as compensation for 2016, all of which have vested.

In connection with the Issuer’s initial public offering on February 9, 2017, Trapeze, Trapeze D and ECL each purchased shares of Common Stock from the Issuer at $13.50 per share in the following amounts: Trapeze purchased 213,334 shares of Common Stock; Trapeze D purchased 60,000 shares of Common Stock; and ECL purchased 60,000 shares of Common Stock. The source of funds for these purchases was working capital.

In April 2017, Mr. Levinson was granted 11,112 LTIP Units with an initial value of $121,788 as compensation for 2017, all of which have vested.

On June 9, 2017, Mr. Levinson, Trapeze and Trapeze D each purchased shares of Common Stock in an open market transaction at a price of $11.25 per share in the following amounts: Mr. Levinson purchased 40,000 shares of Common Stock, Trapeze purchased 30,334 shares of Common Stock and Trapeze D purchased 13,000 shares of Common Stock.

On November 6, 2017, Mr. Levinson, Trapeze, Trapeze D and ECL each purchased shares of Common Stock in an open market transaction at a price of $10.75 per share in the following amounts: Mr. Levinson purchased 2,000 shares of Common Stock, Trapeze purchased 5,000 shares of Common Stock, Trapeze D purchased 1,500 shares of Common Stock and ECL purchased 1,500 shares of Common Stock.

On November 7, 2017, Mr. Levinson and Trapeze each purchased shares of Common Stock in an open market transaction at a price of $10.65 per share in the following amounts: Mr. Levinson purchased 750 shares of Common Stock and Trapeze purchased 4,250 shares of Common Stock.

On November 14, 2017, Mr. Levinson, Trapeze, Trapeze D and ECL each purchased shares of Common Stock in open market transactions for a weighted average price of $9.825 per share, with a range of prices between $9.75 and $9.90 per share, in the following amounts: Mr. Levinson purchased 350 shares of Common Stock, Trapeze purchased 8,500 shares of Common Stock, Trapeze D purchased 800 shares of Common Stock and ECL purchased 350 shares of Common Stock. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

In March 2018, Mr. Levinson was granted 16,666 LTIP Units with an initial value of $149,994 as compensation for 2018, all of which have vested.

In March 2019, Mr. Levinson was granted 13,116 LTIP Units with an initial value of $175,099 as compensation for 2019, all of which have vested. Mr. Levinson was also granted 26,923 LTIP Units with an initial value of $359,422 as a long-term equity incentive award, which will vest on January 1, 2022.

On December 17, 2019, Mr. Levinson purchased 11,500 shares of Common Stock through the Samuel D. Levinson Profit Sharing Plan in open market transactions for a weighted average price of $9.9719 per share, with a range of prices between $9.95 and $9.98 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

In April 2020, Mr. Levinson was granted 37,628 LTIP Units with an initial value of $178,733 as compensation for 2020, 9,407 of which have vested; 9,407 of which will vest within 60 days of the filing of this Schedule 13D and the remaining 18,814 LTIP Units will vest ratably over the remainder of 2020. Mr. Levinson was also granted 90,000 LTIP Units with an initial value of $427,500 as a long-term equity incentive award, which will vest on January 1, 2023. Subject to the approval of the Issuer’s stockholders, Mr. Levinson will receive an additional 22,500 LTIP Units with an initial value of $106,875 which will vest on January 1, 2023.

On May 14, 2020, (i) Mr. Levinson purchased 14,334 shares of Common Stock, (ii) the Samuel D. Levinson Profit Sharing Plan purchased an additional 23,000 shares of Common Stock, and (iii) the R. Michelle Levinson Profit Sharing Plan purchased 16,000 shares of Common Stock in open market transactions for a weighted average price of $5.7328 per share, with a range of prices between $5.60 and $5.80 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

Item 5.	Interests in Securities of the Issuer.

Item 5(a), (b) and (c) are hereby amended by replacing them in their entirety as follows:

(a), (b) There were 17,814,672 shares of Common Stock of the Issuer outstanding as of May 11, 2020, as reported in the Form 10-Q. The calculation of percentages below is based on 17,814,672 shares of Common Stock of the Issuer outstanding as of May 11, 2020, as reported in the Form 10-Q, plus the number of LTIP Units that are vested or scheduled to vest within 60 days of the date of this Schedule 13D and Class B LLC Units beneficially owned by the applicable Reporting Person.

Due to his control over each of Trapeze, Trapeze D and ECL, Mr. Levinson may be deemed to share voting and disposition power with respect to the shares of Common Stock and Class B LLC Units owned by each of these entities, in the aggregate amount of 8,814,262 shares of Common Stock and Class B LLC Units, which together with the 175,450 LTIP Units that are vested or scheduled to vest within 60 days of the date of this Schedule 13D and 57,434 shares of Common Stock directly owned by Mr. Levinson, the 34,500 shares of Common Stock beneficially owned by Mr. Levinson through the Samuel D. Levinson Profit Sharing Plan and the 16,000 shares of Common Stock beneficially owned by Mr. Levinson’s spouse through the R. Michelle Levinson Profit Sharing Plan, of which Mr. Levinson is co-trustee (collectively, the “Subject Shares”), represent 36.0% of the outstanding shares of Common Stock. This number includes:

(i)	1,517,983 shares of Common Stock, of which 1,253,016 are held by Trapeze, 136,782 are held by Trapeze D and 128,185 are held by ECL.

(ii)

7,296,279 Class B LLC Units (and the same number of shares of Special Voting Stock), of which 4,464,692 are held by Trapeze, 1,362,039 are held by Trapeze D and 1,469,548 are held by ECL. Class B LLC Units are units of certain limited liability companies that are indirect subsidiaries of the Issuer and are exchangeable, together with an equal number of shares of Special Voting Stock, for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

(iii)

175,450 LTIP Units that are vested or scheduled to vest within 60 days of the date of this Schedule 13D held by Mr. Levinson. The LTIP Units are convertible by Mr. Levinson, upon vesting, into an equivalent number of units of OP Units of the Operating Partnership. Each OP Unit is redeemable at the request of the holder for cash in an amount equal to the price of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

(iv)	57,434 shares of Common Stock held by Mr. Levinson.

(v)	34,500 shares of Common Stock beneficially owned by Mr. Levinson through the Samuel D. Levinson Profit Sharing Plan.

(vi)	16,000 shares of Common Stock beneficially owned by Mr. Levinson’s spouse through the R. Michelle Levinson Profit Sharing Plan, of which Mr. Levinson is co-trustee.

Each of Trapeze, Trapeze D and ECL may be deemed to share voting and disposition power with respect to the shares of Common Stock and Class B LLC Units owned by it, as indicated above, with Mr. Levinson. Mr. Levinson’s spouse may be deemed to share voting and disposition power with respect to the shares of Common Stock beneficially owned by her through the R. Michelle Levinson Profit Sharing Plan, as indicated above, with Mr. Levinson.

The following table describes the beneficial ownership of Common Stock for each of the Reporting Persons:

Name	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power

	No. of shares of Common Stock beneficially owned	Percentage	No. of shares of Common Stock beneficially owned	Percentage
Sam Levinson	267,384	1.1%	8,830,262	34.9%
Trapeze	—	—	5,717,708	25.7%
Trapeze D	—	—	1,498,821	7.8%
ECL	—	—	1,597,733	8.3%

Under the rules issued by the Securities and Exchange Commission (the “SEC”) regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days. Mr. Levinson has opted to include in this report his beneficial ownership of Class B LLC Units and vested LTIP Units, which are convertible into OP Units, even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to the relevant LLC agreements in the case of Class B LLC Units and the limited partnership agreement of the Operating Partnership in the case of LTIP Units, the holder of the Class B LLC Units or OP Units does not have the right to require the Issuer to exchange such units for shares of Common Stock rather than cash.

(c) In April 2020, Mr. Levinson was granted 37,628 LTIP Units with an initial value of $178,733 as compensation for 2020, 9,407 of which have vested; 9,407 of which will vest within 60 days of the filing of this Schedule 13D and the remaining 18,814 LTIP Units will vest ratably over the remainder of 2020. Mr. Levinson was also granted 90,000 LTIP Units with an initial value of $427,500 as a long-term equity incentive award which will vest on January 1, 2023. Subject to the approval of the Issuer’s stockholders, Mr. Levinson will receive an additional 22,500 LTIP Units with an initial value of $106,875 which will vest on January 1, 2023.

On May 14, 2020, (i) Mr. Levinson purchased 14,334 shares of Common Stock, (ii) the Samuel D. Levinson Profit Sharing Plan purchased an additional 23,000 shares of Common Stock, and (iii) the R. Michelle Levinson Profit Sharing Plan purchased 16,000 shares of Common Stock in open market transactions for a weighted average price of $5.7328 per share, with a range of prices between $5.60 and $5.80 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by replacing it in its entirety as follows:

(a) Joint Filing Agreement, dated as of February 21, 2017, by and among Sam Levinson, Trapeze Inc., Trapeze D Holdings LLC and ECL Holdings LLC*

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2020	SAM LEVINSON

	By:	/s/ Sam Levinson
Sam Levinson
TRAPEZE INC.

	By:	/s/ Sam Levinson
		Name:	Sam Levinson
		Title:	Authorized Signatory

TRAPEZE D HOLDINGS LLC

	By:	/s/ Sam Levinson
		Name:	Sam Levinson
		Title:	Authorized Signatory

ECL HOLDINGS LLC

	By:	/s/ Sam Levinson
		Name:	Sam Levinson
		Title:	Authorized Signatory

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